June 16, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ardelyx, Inc.
Registration Statement on Form S-1 (SEC File No. 333-196090)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Ardelyx, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Washington, D.C. time, on June 18, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 1,431 copies of the Preliminary Prospectus dated June 9, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

CITIGROUP GLOBAL MARKETS, INC.

LEERINK PARTNERS LLC

By:	CITIGROUP GLOBAL MARKETS, INC.

By:	/s/ Jennifer Jarrett
Name:	Jennifer Jarrett
Title:	Managing Director

By:	LEERINK PARTNERS LLC

By:	/s/ Jon Civiterese
Name:	Jon Civiterese
Title:	Managing Director

For themselves and as Representatives of the other Underwriters.

[Signature Page to Ardelyx, Inc. S-1 Acceleration Request]